[ROPES & GRAY LLP LETTERHEAD]


                                                                    May 16, 2005

The AllianceBernstein Pooling Portfolios
1345 Avenue of the Americas
New York, New York 10105

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by The AllianceBernstein Pooling Portfolios, a Massachusetts business trust (the "Trust"), of shares of beneficial interest (the "Shares") of its AllianceBernstein U.S. Value Portfolio, AllianceBernstein U.S. Large Cap Growth Portfolio, AllianceBernstein Global Real Estate Investment Portfolio, AllianceBernstein International Value Portfolio, AllianceBernstein International Growth Portfolio, AllianceBernstein Short Duration Bond Portfolio, AllianceBernstein Intermediate Duration Bond Portfolio, AllianceBernstein Inflation Protected Securities Portfolio, AllianceBernstein High-Yield Portfolio, AllianceBernstein Small-Mid Cap Value Portfolio and AllianceBernstein Small-Mid Cap Growth Portfolio (the "Portfolios") pursuant to a registration statement on Form N-1A (the "Registration Statement") under the Securities Act of 1933, as amended.

We are familiar with the action taken by the trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's Bylaws and its Agreement and Declaration of Trust as amended (the "Agreement and Declaration of Trust") on file in the office of the Secretary of The Commonwealth of Massachusetts and such other documents as we deem necessary for the purposes of this opinion.

We assume that, upon sale of the Shares of the Portfolios, the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares of the Portfolios, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.


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The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of any Portfolio for all loss and expense of any shareholder of such Portfolio held personally liable solely by reason of his or her having been such a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which a Portfolio itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

                                                            Very truly yours,

                                                            /s/ ROPES & GRAY LLP

                                                            Ropes & Gray LLP